
September 26, 2014

<u>Via E-mail</u>
Paul Iacono
Chief Financial Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618

> **Re: Boot Barn Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 17, 2014**
> **CIK No. 0001610250**

Dear Mr. Iacono:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's discussion and analysis of financial condition and results of operations, page 46</u>

1.   We reissue comment two from our letter dated August 1, 2014. We note your response that the registration rights agreement will be filed as an exhibit; however, we are unable to locate such exhibit in the exhibits index. Please revise or advise.

Results of operations, page 51

2.   We note the discussion of your results of operations indicates that you have combined the predecessor and successor period together into a combined 2012 year for purposes of performing your comparative analysis of fiscal 2013 versus fiscal 2012. Please tell us why you believe it is appropriate to combine the predecessor and successor periods in discussing your results of operations. In this regard, tell us whether you considered providing a discussion of your historical financial results of the predecessor and successor periods along with a supplemental comparative discussion between fiscal 2013 and 2012 based upon pro forma financial information. If you decide to include a discussion in MD&A based on pro forma financial information, please present the pro forma financial information in a format consistent with Article 11 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

3.   We note the revisions made in response to comment five from our letter dated August 1, 2014. Please revise to disclose the sophistication of the investors in the offerings where you relied upon Section 4(a)(2).

Exhibits

4.   It appears that exhibits 10.10, 10.11, 10.12, 10.13 and 10.14 are missing attached exhibits, schedules or annexes. Please refile these exhibits to include the agreements in their entirety.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.


Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director


cc: Timothy R. Rupp, Esq.
       Bingham McCutchen LLP